Press Release ZR #04-08

March 20, 2008

TERMINATION OF U.S. REPORTING OBLIGATIONS

Zoloto Resources Ltd. (“Zoloto” or the “Company”) (TSX Venture: ZR), pursuant to the decision by Zoloto’s Board of Directors, announces the filing of a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily deregister and terminate its reporting obligations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company expects the termination to take effect no later than ninety days after filing the Form 15F. As a result of the filing, the Company will not be required to file certain reports, including Form 20F, with the SEC. The Company will continue to make publicly available information otherwise provided to its shareholders by posting such information on the investor relations portion of its website at www.zolotoresources.com and also will be available on www.sedar.com.

For more information please contact:

Robert Maddigan, Director
Phone: (604) 608-0223, Fax: (604) 608-0344
Email: robertm@zolotoresources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.